ICAGEN, INC.
4222 Emperor Blvd., Suite 350
Durham, North Carolina 27703

February 26, 2016

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Reynolds

Re:	Icagen, Inc.
Preliminary Schedule 14C
Filed on December 24, 2014, as amended on February 4, 2016
File No. 000-54748

Dear Sirs:

Thank you for your February 12, 2016 letter regarding Icagen, Inc. (“Icagen”). In order to assist you in your review of Icagen’s Information Statement Schedule 14C, we hereby submit a letter responding to the comment.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Executive Compensation, page 5

1.	We note the disclosure of Dr. Benjamin Warner as Chief Scientific Officer in the Schedule 14C Information Statement. We also note press releases and information on your webpage which identifies Dr. Douglas Krafte as your Chief Scientific Officer. Please advise us whether Dr. Douglas Krafte is a named executive officer pursuant to Item 402(m) of Regulation S-K. If he is a named executive officer please amend your Item 402 disclosure in the Information Statement.

Response: At the time of the filing of the Schedule 14C, Mr. Krafte was the Chief Scientific Officer of the subsidiary and was not a named executive officer pursuant to Item 402(m) of Regulation S-K. On February 25, 2016, as disclosed in the Current Report on Form 8-K that was filed today, Mr. Krafte was appointed the Chief Scientific Officer of the Company and its subsidiaries and is now a named executive officer pursuant to Item 402(m) of Regulation S-K .

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Cunningham
Richard Cunningham
Chief Executive Officer